April 28, 2016

Ms. Cecilia Blye

Chief - Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2015

Filed June 25, 2015

File No. 001-15270

Dear Ms. Blye:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated March 28, 2016 (the “Letter”) with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2015 filed with the SEC on June 25, 2015. Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for Fiscal Year Ended March 31, 2015

General

1.	In your letters to us dated October 29, 2012 and February 28, 2013, you discussed transactions with certain supra-national entities owned in part by the governments of Syria and Sudan, or their affiliates. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about contacts with Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2012 and 2013 letters, whether through subsidiaries, affiliates, clients, investments or other direct or indirect arrangements. You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

Since our letters dated October 29, 2012 and February 28, 2013 (the “2012 and 2013 Letters”), we have not entered into, and currently do not have and do not anticipate entering into, any arrangements with the governments of or persons residing in Syria or Sudan.

Based on information available to us, we believe that the governments of, or entities controlled by the governments of, Syria or Sudan hold a small percentage of the outstanding shares (or other ownership interests) of certain supra-national entities such as regional development banks who are our current or potential counterparties in certain business activities we conduct outside such countries.

We have no direct contacts with the governments of, or entities controlled by the governments of, Syria or Sudan in connection with our contacts with such supra-national entities and the governments of, or entities controlled by the governments of, Syria or Sudan hold only a small percentage of the outstanding shares (or other ownership interests) of these supra-national entities and do not control the supra-national entities based on information available to us. Accordingly, based on information available to us, our contacts with such supra-national entities did not involve direct or indirect dealings with the governments of, or entities controlled by the governments of, Syria or Sudan. Further, these supra-national entities are not currently subject to U.S. economic sanctions and export controls and are not designated by the U.S. Department of State as state sponsors of terrorism.

The transactions that we conduct with these certain supra-national entities include sales and trading of fixed-income products and investment banking advisory services.1 Our revenues received from transactions with such supra-national entities, expressed in U.S. dollars, were as follows:

•	$ 1,418,371 for the fiscal year ended March 31, 2014;

•	$ 1,270,249 for the fiscal year ended March 31, 2015;

•	$ 636,270 for the fiscal year ended March 31, 2016; and

•	$ 254,743 from April 1, 2016 to April 20, 2016.

As described above, since the 2012 and 2013 Letters, we have had no contacts with, and we have no current or anticipated contacts with, Syria or Sudan, whether through subsidiaries, affiliates or other direct or indirect arrangements. In addition, as described above, since the 2012 and 2013 Letters, we have not and do not provide any services, products or technology to Syria or Sudan, and we have not and do not have any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

[1]	While we have in the past offered and may in the future offer sales and trading of equity products to these certain supra-national entities, we did not conduct any such transactions with these entities during the relevant periods.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As stated in our response to comment 1, we have not provided any services or products to, or entered into any financial or commercial arrangements with, counterparties in Syria or Sudan or the governments of those countries in the last three fiscal years and in the subsequent interim period. As we do not have or anticipate having operations associated with these countries, we do not believe that our contacts with these certain supra-national entities currently represent a material investment risk for our security holders or would have a material impact on investor sentiment.

*    *    *    *    *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-6746-7850.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Dietrich King
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige
(Ernst & Young ShinNihon LLC)